UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________
 FORM 11-K
___________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2024
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .

Commission File Number.....000-20288
___________________________________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Umpqua Bank 401(k) and Profit Sharing Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Banking System, Inc.
1301 A Street
Tacoma, Washington 98402-2156

REQUIRED INFORMATION

1. Not Applicable
2. Not Applicable
3. Not Applicable
4. The Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2024, prepared in accordance with the financial reporting requirements of ERISA.

Umpqua Bank
401(k) and Profit Sharing Plan

Financial Statements as of December 31, 2024 and 2023, and for the Year Ended December 31, 2024,
Supplemental Schedule as of December 31, 2024,
and Reports of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (SUCCESSOR AUDITOR)

To the Plan Participants and Plan Administrator of
Umpqua Bank 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America ("U.S.").

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Delap LLP

We have served as the Plan’s auditor since 2025.
Lake Oswego, Oregon
June 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PREDECESSOR AUDITOR)

To the Plan Participants and Plan Administrator of
Umpqua Bank 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Umpqua Bank 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Portland, Oregon
June 24, 2024

We began serving as the Plan’s auditor in 2018. In 2024 we became the predecessor auditor.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 and 2023

	December 31,
(in thousands)	2024	2023
ASSETS
Investments, at fair value	$749,453	$682,514
Receivables
Notes receivable from participants	11,162	11,111
Employer contributions - match	709	1,711
Participant contributions	4	—
Total receivables	11,875	12,822

NET ASSETS AVAILABLE FOR BENEFITS	$761,328	$695,336

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2024

ADDITIONS TO NET ASSETS ATTRIBUTED TO	(in thousands)
Investment income
Net appreciation in fair value of investments	$86,113
Dividends	10,263
Interest	62
Net investment income	96,438

Interest income on notes receivable from participants	732

Contributions
Employer	12,405
Participant	37,084
Rollovers	5,468
Total contributions	54,957

Total additions	152,127

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	85,462
Corrective distributions	138
Administrative expenses	535
Total deductions	86,135

CHANGE IN NET ASSETS	65,992

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	695,336
End of year	$761,328

See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 – Description of Plan

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Columbia Banking System, Inc. and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan's sponsor and serves as Plan administrator.

Eligibility – All employees, except those employees who are (1) residing in Puerto Rico, (2) covered by a collective bargaining agreement, unless the collective bargaining agreement specifically provides for participation in the Plan, (3) a nonresident alien with no income from a U.S. source, or (4) not common-law employees, such as leased employees and individuals designated as independent contractors, are eligible to participate in the 401(k) portion of the Plan upon reaching age 18. Once the eligibility criteria have been met, employees are automatically enrolled into the Plan at a deferral rate of 6% of their eligible compensation, unless they choose to opt-out. Employees enter the Plan on scheduled enrollment dates following their completion of the eligibility requirements.

Contributions – Contributions are subject to regulatory limitations.

Employee deferrals – Participants may elect to contribute up to 80% of eligible compensation. In addition, participants may make voluntary Roth after-tax contributions or voluntary non-deductible after-tax contributions to the Plan. Participants may also roll over eligible amounts from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Employer match – The Company may elect to make discretionary matching contributions to the Plan. Matching contributions are made each pay period. The Company matched 50% of employee contributions, up to 8% of eligible compensation deferred to the Plan for the year ended December 31, 2024.

Employer profit sharing – The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant's compensation bears to the total of all participants' compensation. There were no profit sharing contributions for the year ended December 31, 2024.

Participant accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds, Company common stock, and common trusts, as investment options for participants. Previously, self-directed brokerage accounts were also available to participants. However, in 2023 the Plan was updated to disallow new accounts and prevent investment updates to existing self-directed brokerage accounts.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 1 – Description of Plan (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule. Participants who were part of acquired plans may have specific vesting schedules in accordance with those plans.

Years of service	Percentage
Less than 1 year	—%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of the participant's vested account, but not in excess of $50,000. Loans are secured by the balance of the participant's account and bear fixed, reasonable rates of interest, as determined by the Plan administrator. The maximum loan term is five years unless the loan qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2024, the rates of interest on outstanding loans ranged from 3.25% to 9.50% with various maturities through 2047.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account balance, or annual installments over a period not more than the participant's life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in their account as a lump-sum, fixed amount, fixed amount over time, withdrawal based on life expectancy, or fixed percentage withdrawal distribution.

Hardship withdrawals of the participants' contributions are permitted by the Plan. Hardship withdrawals must be approved by the Plan administrator and are limited to vested amounts of participants' contributions.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 2 – Summary of Significant Accounting Policies (continued)

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan Agreement.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized depreciation and appreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Contributions – Contributions are recognized during the period in which the respective payroll deductions are made. Employer and Participant contributions are invested directly in appropriate funds based upon Participant elections made at the date of enrollment or through authorized changes in elections.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company; however, they may be paid with Plan forfeitures. Transaction fees and investment management fees are deducted directly from the participant's account.

Forfeitures – Forfeitures are the nonvested portion of a participant's account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions, and eligible, reasonable administrative expenses. As of December 31, 2024 and 2023, forfeited non-vested accounts totaled $288,000 and $77,000, respectively. During 2024, the Company used $1.6 million of forfeitures to fund 2024 matching contributions.

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements were issued.

Note 3 – Fair Value Measurements

The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 3 – Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for assets measured at fair value.

Money markets and other cash equivalents – Valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. Money market and other cash equivalents are generally classified within level 1 of the valuation hierarchy.

Registered investment companies (mutual funds) – Valued at quoted market prices, which represent the NAV of shares held by the Plan at year end. Mutual funds are generally classified within level 1 of the valuation hierarchy.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

Self-directed brokerage – The self-directed brokerage accounts include money markets, mutual funds, and common stock, which are valued within the brokerage account using level 1 valuation inputs.

Collective trusts – Units held in collective trusts are valued using the NAV of the funds. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. Participant transactions (purchases and sales) may occur daily at NAV. Investments in collective investment funds are redeemable daily at NAV, which is the readily determinable fair value. The common collective trust funds measured at NAV have not been classified in the fair value hierarchy.

The Plan invests in fourteen collective investment trusts, twelve of which are target date funds for investors expecting to retire around the year indicated in each fund's name. The price per share is quoted on a private market that is not active. One of the remaining collective trusts that the Plan invests in is the Putnam Stable Value Fund 15, which is designed to provide preservation of capital and achieve high current income through a diversified portfolio. The fund invests primarily in security-backed investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds. The remaining collective trust that the Plan invests in is the Cohen & Steers U.S. Realty Fund Class RS, which seeks to maximize total return by outperforming its benchmark, FTSE Nareit All Equity REITs Index, over the long term. The fund invests in a diversified portfolio of common stocks of real estate companies and other permitted investments. It invests in publicly traded real estate companies that own income-producing properties or land, including real estate investment trusts (REITs) and real estate corporations, primarily domiciled in the United States.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 3 – Fair Value Measurements (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan's assets at fair value:

	Investment Assets at Fair Value as of December 31, 2024
(in thousands)	Level 1	Level 2	Level 3	Total
Money markets and other cash equivalents	$60	$—	$—	$60
Registered investment companies	344,389	—	—	344,389
Common stock - Columbia Banking System, Inc.	15,200	—	—	15,200
Self-directed brokerage accounts	4,387	—	—	4,387
Total assets in the fair value hierarchy	$364,036	$—	$—	$364,036
Investments measured at NAV (1)
Collective trusts				$385,417
Total investments at fair value				$749,453

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

	Investment Assets at Fair Value as of December 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Money markets and other cash equivalents	$4	$—	$—	$4
Registered investment companies	304,850	—	—	304,850
Common stock – Columbia Banking System, Inc.	15,977	—	—	15,977
Self-directed brokerage accounts	6,535	—	—	6,535
Total assets in the fair value hierarchy	$327,366	$—	$—	$327,366
Investments measured at NAV (1)
Collective trusts				$355,148
Total investments at fair value				$682,514

(1)	Certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient:

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	(in thousands)
Collective trusts	$385,417	None	Daily	N/A

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	(in thousands)
Collective trusts	$355,148	None	Daily	N/A

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

Note 4 – Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.

Note 5 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant's account balance and the amounts reported in the financial statements.

Note 6 – Related Party Transactions and Exempt Party-in-Interest Transactions

Plan investments include shares of Columbia Banking System, Inc. stock, which is the common stock of the Company. As of December 31, 2024, the Plan's investment in the Company's common stock was $15.2 million, compared to $16.0 million as of December 31, 2023. Certain Plan investments are shares of mutual funds managed by Fidelity Trust Management Company, which is the trustee of the Plan. These transactions qualify as exempt party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant's account would become fully vested.

Note 8 – Subsequent Events

On April 23, 2025, Columbia Banking System, Inc. announced that it entered into the Merger Agreement with Pacific Premier Bancorp, Inc., pursuant to which Columbia Banking System, Inc. will acquire Pacific Premier Bancorp, Inc. in an all-stock transaction. The closing of the merger is subject to approvals from the Federal Reserve, the FDIC, the Oregon Department of Consumer and Business Services, Division of Financial Regulation, the shareholders of the Company, and the stockholders of Pacific Premier Bancorp, Inc.

SUPPLEMENTAL INFORMATION
REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN
EIN: 91-1422237
PLAN NO. 001
SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
				(in thousands)
	Vanguard Target 2030	Collective trust	**	$53,990
	Vanguard Target 2040	Collective trust	**	53,356
	Vanguard Target 2045	Collective trust	**	51,491
	Vanguard Target 2025	Collective trust	**	47,195
	Vanguard Target 2035	Collective trust	**	45,674
	Vanguard Target 2050	Collective trust	**	33,085
	Putnam Stable Value Fund 15	Collective trust	**	31,002
	Vanguard Target 2055	Collective trust	**	26,090
	Vanguard Target 2020	Collective trust	**	20,068
	Vanguard Target Inc.	Collective trust	**	8,938
	Vanguard Target 2060	Collective trust	**	5,925
	Cohen & Steers U.S. Realty Fund Class RS	Collective trust	**	5,556
	Vanguard Target 2065	Collective trust	**	2,721
	Vanguard Target 2070	Collective trust	**	326
	Total collective trusts			385,417

*	Fidelity 500 Index Fund	Registered investment company	**	84,378
*	Fidelity Blue Chip Growth Fund Class K6	Registered investment company	**	56,307
	Vanguard Mid-Cap Value Index Fund Admiral Shares	Registered investment company	**	30,814
	Vanguard Value Index Fund Institutional Shares	Registered investment company	**	29,408
	T. Rowe Price Diversified Mid-Cap Growth Fund I Class	Registered investment company	**	28,967
*	Fidelity Small Cap Index Fund	Registered investment company	**	25,586
*	Fidelity Total International Index Fund	Registered investment company	**	14,331
	Dodge & Cox Income Fund Class X	Registered investment company	**	14,260
	T. Rowe Price Capital Appreciation Fund I Class	Registered investment company	**	12,750
*	Fidelity Mid Cap Index Fund	Registered investment company	**	11,972
	Dodge & Cox International Stock Fund Class X	Registered investment company	**	8,982
	BlackRock High Yield Bond Portfolio Class K	Registered investment company	**	6,146
*	Fidelity U.S. Bond Index Fund	Registered investment company	**	5,761
*	Fidelity Inflation-Protected Bond Index Fund	Registered investment company	**	5,629
	Vanguard International Growth Fund Admiral Shares	Registered investment company	**	4,945
	John Hancock Small Cap Core Fund Class R6	Registered investment company	**	4,153
	Total registered investment companies			344,389

	Vanguard Federal Money Market Fund Investor Shares	Money market fund	**	60

*	Columbia Banking System, Inc.	Common stock	**	15,200
	BrokerageLink accounts	Various investments, including registered investment companies, common stocks, money market funds and cash	**	4,387
*	Participant loans	3.25% – 9.50%, various maturities through 2047	$—	11,162

				$760,615
* Indicates party-in-interest
** Information is not required as investments are participant directed.
See accompanying Report of Independent Registered Public Accounting Firm.

INDEX TO EXHIBITS

Exhibit No.        Description

23.1            Consent of Independent Registered Public Accounting Firm (Successor Auditor)
23.2            Consent of Independent Registered Public Accounting Firm (Predecessor Auditor)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Umpqua Bank 401(k) and Profit Sharing Plan

Date: June 27, 2025

/s/ Lisa M. White
Lisa M. White
Executive Vice President, Corporate Controller and Principal Accounting Officer